September 3, 2010

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
Washington, DC 20549

RE:	National Property Analysts Master Limited Partnership Form 10-K for the fiscal year ended December 31, 2009 Form 10-Q for the Quarterly Period ended March 31, 2010 File No. 000-24816

Dear Mr. Woody:

On behalf of National Property Analysts Master Limited Partnership (“NPAMLP”), I am writing to you in response to the comments of the staff in its letter dated August 12, 2010 regarding NPAMLP’s Annual Report on Form 10-K for its fiscal year ended December 31, 2009 and the quarterly report on Form 10-Q for the quarterly period ended March 31, 2010.

The following discussion is keyed to the comments in the staff's August 12 letter. For ease of review, we have included the staff comment, and we have included our response in bold thereafter.

Staff comment:
Form 10-K for the year ended December 31, 2009

Item 9A (T): Controls and Procedures, page 23

1.	Please amend your filing to include your conclusion regarding the effectiveness of your disclosure controls and procedures. Please refer to Item 307 of Regulation S-K.

We advise the staff that NPAMLP’s managing general partner, equity general partner and its agent’s chief financial officer, after evaluating the effectiveness of the design and operation of NPAMLP’s disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 (the "Exchange Act") Rules 13a-15(e) or 15d-15(e)) as of the end of the period covered by the Annual Report on Form 10-K for the period ending December 31, 2009, have concluded, based on the evaluation of these controls and procedures required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15, that NPAMLP’s disclosure controls and procedures were effective.  NPAMLP will amend Item 9A (T) of its Form 10-K for such period to include the conclusion regarding the effectiveness of our disclosure controls and procedures.

Financial Statements

Notes to Combined Financial Statements

Investment Securities Available for Sale, page F-15

2.
Please tell us how you have complied with the disclosure requirements of ASC 820-10-50, or tell us how you determined it was not necessary to include certain disclosures for your investment securities recorded at fair value. Further, please tell us how you determined these investments approximate fair value because of the short-term maturity of these instruments, as you have disclosed on F-9.

In future filings, commencing with the quarterly report on Form 10-Q for the three and nine month periods ending September 30, 2010, NPAMLP will revise its disclosures to be in compliance with ASC 820-10-50. Such revisions will include reference to the Level 1 inputs used for the fair values for investment securities available for sale and a tabular format for the quantitative disclosures required.

Exhibits 31.1, 31.2 and 31.3

3.
We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 1fd-1f(f)” from the introductory paragraph and you have omitted paragraph 4(b) which refers to internal control over financial reporting. Please amend your filing to revise these certifications to comply with Exchange Act Rules.

NPAMLP will file an amendment to its Annual Report on Form 10-K for the period ending December 31, 2009, to include the language in the certifications referred to in the staff comment above.  NPAMLP has included the revised certifications in its report on Form 10-Q for the quarterly period ended June 30, 2010.

Form 10-Q for the quarterly period ended March 31, 2010

Item 4(T). Controls and Procedures, page 10

4.
You state that your disclosure controls and procedures “were adequate and designed to ensure that material information relating to NAPMLP would be made known to them by others within NPAMLP or agents of NPAMLP.” Please confirm to us and disclose in future filings that your managing general partner, equity general partner and your chief financial officer concluded that your disclosure controls and procedures were effective or not effective. Please refer to Item 307 of Regulation S-K.

NPAMLP’s managing general partner, equity general partner and its agent’s chief financial officer have concluded that its disclosure controls and procedures were effective for the quarterly period ended March 31, 2010.  Commencing with the report on Form 10-Q for the three and sixth month periods ending June 30, 2010, management has revised its reporting of Item 4(T). Controls and Procedures in compliance with item 307 of Regulation S-K.

NPAMLP understands that it is responsible for the adequacy and accuracy of the disclosure in its filings. NPAMLP acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings of NPAMLP and that NPAMLP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Simon
David Simon
Vice President
EBL&S Property Management, Inc.

cc:	Spector Gadon & Rosen, P.C.
Asher & Company, Ltd.